Shanda Announces Board Changes

Shanghai, China – September 7, 2009 – Shanda Interactive Entertainment Limited (NasdaqGS: SNDA), “Shanda” or the “Company”, today announced the resignation of Bruno Wu from the Board of Directors of the Company, effective September 1, 2009. Concurrently, the Company is pleased to announce the appointment of Mr. Kai Zhao to the Board of Directors of the Company, effective immediately.

Mr. Zhao previously served as dean of the Journalism School of Fudan University, secretary general of the China Communist Party (CCP) committee of Wenhui-Xinmin United Press Newspaper Group, chief editor of Liberation Daily and secretary general of the CCP committee of Shanghai Municipal Radio, Film and Television Bureau as well as in various managerial roles at Shanghai Municipal Radio and Television Bureau, Oriental Radio Station, Shanghai People’s Radio Station and Qinghai Daily. He received a Bachelor of Arts in Journalism from Fudan University, Shanghai in 1962.

“We highly appreciate Bruno’s dedication and contribution to Shanda’s fast growth over the years. We wish him all the best in his future endeavors,” said Mr. Tianqiao Chen, Shanda’s Chairman and CEO. “We would also take this opportunity to welcome Professor Zhao as a member of the Board and a member of the Audit Committee of the Board. Professor Zhao is an expert and veteran in the media the industry. We believe that Professor Zhao’s extensive experience and valuable expertise will be of great benefit to the Company.”

About Shanda Interactive Entertainment Limited
Shanda Interactive Entertainment Limited (NasdaqGS: SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player online role-playing games (MMORPGs) and advanced casual online games in China, as well as online chess and board games, e-sports game platform and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base. Each user can interact with thousands of other users and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com

Contact
Shanda Interactive Entertainment Limited
Mabel Hsu, IR Associate Director
Vivian Chen, IR Manager
Maggie Yun Zhou, IR Manager
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@snda.com